SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, SOUTH HEMISPHERE'S LARGEST WIRELESS COMMUNICATION GROUP, ANNOUNCES THIRD QUARTER 2004 CONSOLIDATED RESULTS OF TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Rio de Janeiro, Brazil – October 28, 2004 – Tele Sudeste Celular Participações S.A. ("TSD"), (BOVESPA: TSEP3 (ON = Common Shares); TSEP4 (PN = Preferred Shares); NYSE: TSD), discloses today its consolidated results for the third quarter of 2004 (3Q04). The closing rates for October 28, 2004 were: TSEP3: R$ 5.70 / 1,000 shares, TSEP4: R$ 6.10 / 1,000 shares and TSD: US$ 10.51 / ADR (1:5,000 PN shares). TSD is the holding company that controls 100% of Telerj Celular S.A. (Telerj) and Telest Celular S.A. (Telest), leading wireless telecommunication service providers in Rio de Janeiro and Espírito Santo states, respectively. The company provides services in an area that covers approximately 1% of the Brazilian territory and 10% of the total Brazilian population.

HIGHLIGHTS

R$ million	3 Q 04	2 Q 04	Δ%	3 Q 03	Δ%
Net operating revenue	**490.5**	**469.0**	**4.6%**	**454.5**	**7.9%**
Net service revenues	406.6	388.3	4.7%	398.7	2.0%
Net handset revenues	83.9	80.7	4.0%	55.8	50.4%
Total operating costs	**(361.1)**	**(340.2)**	**6.1%**	**(276.6)**	**30.6%**
EBITDA	129.4	128.8	0.5%	177.9	-27.3%
EBITDA Margin (%)	26.4%	27.5%	-1.1 p.p.	39.1%	-12.7 p.p.
Depreciation and amortization	**(93.0)**	**(94.2)**	**-1.3%**	**(107.7)**	**-13.6%**
EBIT	**36.4**	**34.6**	**5.2%**	**70.2**	**-48.1%**
Net profit	**21.2**	**25.5**	**-16.9%**	**44.7**	**-52.6%**
Profit per share (R$ per 1,000 shares)	0.05	0.06	-16.9%	0.10	-54.3%
Profit per ADR (R$)	0.24	0.28	-16.9%	0.52	-54.3%
Number of shares (billion)	449.0	449.0	-	432.6	3.8%
Investments	**96.4**	**12.2**	**690.2%**	**44.6**	**116.1%**
Investment over net revenues	19.7%	2.6%	17.1 p.p.	9.8%	9.9 p.p.
Operating cash flow	**33.0**	**116.6**	**-71.7%**	**133.3**	**-75.2%**
Customers (thousand)	**4,065**	**3,924**	**3.6%**	**3,483**	**16.7%**
Net additions (thousand)	141	150	-6.0%	61	131.1%

Tele Sudeste, along with Telesp Celular Participações S.A. (controller of Tele Centro Oeste Participações S.A.), Tele Leste Celular Participações S.A., and Celular CRT Participações S.A make up the assets of the Joint Venture undertaken by Telefónica Móviles and Portugal Telecom, operating under the VIVO brand, Top of Mind in the Brazilian market. On October, 2004 VIVO Group recorded 25 million customers, thus consolidating its market leadership.

HIGHLIGHTS 3Q04

•         TSD's customer base increased by 16.7% and 3.6% when compared to 3Q03 and 2Q04, respectively, reaching 4,065 customers.

•         Net additions in 3Q04 totaled 141 thousand new customers, 131.1% above the additions recorded in the same period of the previous year. The postpaid additions totaled 46 thousand clients.

•         Market share of net additions was 42.7%, 27.8 and 2.9 percentage points above those recorded in 3Q03 and 2Q04, respectively.

•         Churn dropped 0.3 and 0.6 percentage points when compared to 3Q03 and 2Q04, respectively, due to the implementation of customer loyalty programs by the Company.

•         In relation to 2Q04, Blended ARPU increased by 0.9%.

•         TSD's productivity increased by 57.5% and 34.8% when compared to 3Q03 and 2Q04.

•         TSD covers all the municipalities, 100% of its area of performance, consolidating VIVO as the company offering the best coverage and quality of services.

Technological Innovations

TSD employs CDMA and 1xRTT digital technologies to provide wireless telephony services, reaching 100% of the municipalities within its coverage region.

On September 30, 2004, the 1xRTT service was offered in 21 municipalities in Tele Sudeste's region, or approximately 48% of the population. In the State of Rio de Janeiro, the 1xRTT was offered in the cities of Rio de Janeiro, Niterói, Icaraí, Itaguaí and Macaé, and in the State of Espírito Santo, in the cities of Vitória, Cariacica, Vila Velha, and Serra, in Greater Vitória, and in several municipalities in the interior of the State, such as Cachoeiro do Itapemirim, Colatina, Linhares, Nova Venécia and São Mateus.

TSD has continued to focus its activities on data transmission services, having implemented new products such as "VIVO Direto", a quick connection cellular phone solution which provides communication function to pre-formatted groups of users, with increased coverage, voice quality, speed and new functions.

"VIVO Agenda", was commercially launched on the market in September an unprecedented service in Brazil that is designed to store information with increased safety, allowing the directions stored in the cellular phone agenda to be saved, recovered and transferred to a VIVO server.

On October 26, initially in the cities of São Paulo, Rio de Janeiro and Curitiba, VIVO launched on the market the CDMA2000 1xEV-DO (Evolution – Data Optimized) technology, considered by the International Telecommunications Union (UIT) as a Third-Generation access technology which, at a very high data transmission speed – up of to 2.4 Megabits per second (Mbps) – allows real-time access, through notebooks, PDAs and cellular phones, to services and applications such as e-mail, Internet, music and file downloads, in addition to video and audio streaming.

Basis for Presentation of Results

In accordance with Anatel's rules, on July 6, 2003, the Personal Mobile Service (SMP) operators implemented the Carrier Selection Codes (CSP) for domestic and international long distance calls,. Therefore, TCP operators no longer earn revenues from VC2 or VC3 calls, and currently derive revenue from the usage of their network (interconnection – VUM) for completing long distance calls.

The partial Bill & Keep (B&K) system was implemented at the same time, under which payment for use of local network among SMP operators is not made unless traffic rate among them exceeds 55%, that causes an impact over interconnection revenue and cost.

Some information disclosed in relation to 2Q04 and 3Q03 may have been re-classified, as applicable, for comparison purposes. Figures presented are subject to differences, due to rounding-up procedures.

CONSOLIDATED OPERATING PERFORMANCE

	3 Q 04	2 Q 04	Δ%	3 Q 03	Δ%
Total number of customers (thousand)	**4,065**	**3,924**	**3.6%**	**3,483**	**16.7%**
Contract	1,181	1,135	4.1%	1,137	3.9%
Prepaid	2,884	2,789	3.4%	2,346	22.9%
Market Share (*)	**48.4%**	**48.7%**	**-0.3 p.p.**	**50.9%**	**-2.5 p.p.**
Net additions (thousand)	**141**	**150**	**-6.0%**	**61**	**131.1%**
Contract	46	(13)	n.d.	-	-
Prepaid	95	163	-41.7%	61	55.7%
Market Share of net additions (*)	**42.7%**	**39.8%**	**2.9 p.p.**	**14.9%**	**27.8 p.p.**
Market penetration (*)	**45.8%**	**44.0%**	**1.8 p.p.**	**38.0%**	**7.8 p.p.**
SAC (R$)	**185**	**136**	**36.0%**	**117**	**58.1%**
Monthly Churn	**2.4%**	**3.0%**	**-0.6 p.p.**	**2.7%**	**-0.3 p.p.**
ARPU (in R$/month)	**34.0**	**33.7**	**0.9%**	**38.6**	**-11.9%**
Contract	73.5	72.9	0.8%	83.0	-11.4%
Prepaid	16.9	16.2	4.3%	16.7	1.2%
Total MOU (minutes)	**99**	**97**	**2.1%**	**103**	**-3.9%**
Contract	203	188	8.0%	194	4.6%
Prepaid	54	56	-3.6%	55	-1.8%
Employees	**1,236**	**1,608**	**-23.1%**	**1,668**	**-25.9%**
Productivity (customer / employee)	3,289	2,440	34.8%	2,088	57.5%

(*) source: Anatel

Operating Highlights

•       Customer base increased by 16.7% and 3.6%, in comparison to 3Q03 and 2Q04, respectively, upkeeping its supported growth strategy, being 29% postpaid customers and 71% prepaid customers. The Company's market share has remained unchanged, being 48.4%.

•       Net additions in the quarter were 131.1% above those recorded in 3Q03. The postpaid additions totaled 46 thousand clients.

•       In 3Q04, TSD answered for 42.7% of net additions, representing 27.8 percentage points above that recorded for 3Q03, in a market with four mobile service operators.

•       SAC increased by 58.1% and 36.0% in relation to 3Q03 and 2Q04, respectively, due to increased expenses with subsidies, commissions and advertisement, due to lower entry barriers employed by the market.

•       TSD's churn recorded a decrease of 0.3 and 0.6 percentage points when compared to 3Q03 and 2Q04, respectively, reflecting the Company's customer loyalty program that included iniciatives such as "Programa de Pontos VIVO Vantagens", which, among other features, offers discounts when handsets of postpaid customers are changed.

•       Blended ARPU was R$ 34.0, down 11.9% in relation to 3Q03, having been impacted by (i) change in the customer mix equivalent to R$ 2.7 (prepaid customer base grew 22.9% accounting for 71% of the total base, compared with 67% in 3Q03), and SMP effect (R$ 2.0); (ii) drop in incoming MOU of 10.2%, and (iii) higher incidence of free minutes bonus. Comparing with 2Q04, blended ARPU increased by 0.9%, due to the 8.0% increase of MOU for the postpaid customer base.

•       Growing improvement in operating efficiency can be measured by the increase in productivity in 3Q04, of 57.5% and 34.8% in relation to 3Q03 and 2Q04, respectively.

Net Service Revenues

Net service revenues, although partially offset by the SMP effect (Bill & Keep and CSP), reached R$ 406.6 million, representing 2.0% and 4.7% increases when compared to 3Q03 and 2Q04, respectively. This effect was caused by an increase in the use of data services and the growth in the average customer base.

Data Revenues

Data revenues increased by 74.4% and 15.6% in relation to 3Q03 and 2Q04, respectively, reaching 2.2% of net service revenues in 3Q04 (1.3% in 3Q03). Such increase occurred due to more widespread access to, and use of these services. SMS represents 65.0% of data revenue. The average number of SMS messages sent per month in 3Q04 was in excess of 11 million.

Personnel Cost

Personnel cost increased by 13.8% in relation to 3Q03 and 3.3% when compared to 2Q04, reflecting the collective terms agreement signed in November, 2003, which approved a 7.5% salary increase, indemnities and additional payroll.

Cost of Services Rendered

In 3Q04, the 12.2% decrease in the cost of services rendered by TSD, when compared to 3Q03, occurred mainly due to the reduction in the interconnection costs and means of connection. When compared to 2Q04, such cost decreased by 5.6%, due to the reduction in Rentals, Insurances and Condominium fees.

Cost of Goods Sold

Cost of goods sold by the Company increased by 69.9% in relation to the same period of the previous year, partially accompanying the growth in the gross sales revenue.

Selling Expenses

Selling expenses increased by 44.9% in relation to 3Q03 mainly due to increase in expenses with third-party services, especially those expenses related to intensified marketing activity (44% share in gross additions), impacting the SAC, which recorded a 58.1% increase in relation to 3Q03.

Bad debt

In 3Q04, bad debt represented 1.4% of the gross revenue, in line with that recorded for 3Q03, which was 1.6%, reflecting efforts to ensure the quality of the contract customer base, as well as VIVO Group's success in monitoring credit to resellers and corporate customers.

EBITDA

TSD's EBITDA (earnings before interests, taxes, depreciation and amortization) was R$ 129.4 million, representing a 26.4% margin, 1.1 percentage point below that for 2Q04, partially due to increased marketing expenses in order to face competition, where the entry barriers reduced substantially.

Depreciation and Amortization

In 3Q04, depreciation and amortization decreased by 13.6% in comparison to 3Q03, due to the expiration of the analogic equipment depreciation period.

Financial Result

The net financial result for 3Q04 recorded a decrease of R$ 2.9 million, due to lower financial revenues from cash equivalents and tax recoverables, in spite of the change in the Pis and Cofins taxes on financial revenues that started being levied exclusively on gains from derivatives and Interests on Capital from last August onwards . Another effect to be considered is the appreciation of Brazilian Real vis-a-vis the US Dollar in the quarter, which generated exchange gains on loans, offset by losses in derivatives transactions.

Net Profit

Net profit in the period was R$ 21.2 million, and year-to-date profit was R$ 84.5 million (Table 1).

Indebtedness

TSD loans and financing on September 30, 2004 amounted to R$ 70.4 million (R$ 139.8 million on June 30, 2004), which is 100% nominated in US dollars. The company has celebrated exchange rate hedging contracts thus protecting 100% of its debt against foreign exchange volatility. This debt was offset by cash and financial investments (R$ 370.7 million) and by derivative assets and liabilities (R$ 6.1 million receivable) resulting in a net cash position of R$ 294.3 million. The Company's debt has been showing steady improvement, and is 49.7% lower when compared to 2Q04. At the end of 3Q04, short-term debt represented 72.2% of total debt.

Capital Expenditures

Capex during the quarter were R$ 96.4 million. This amount represents 19.7% of net revenues, in comparison to 9.8% in the same period of last year. The amount invested in 3Q04 was mainly intended for infrastructure projects (switching and transmission equipment). Year-to-date capital expenditures represent 9.0% of the net revenue from services.

Operating Cash Flow

In 3Q04, the operating cash flow reached R$ 33 million. The positive operating cash flow evidences that TSD has generated funds from its operations that are sufficient to implement its capital expenditures program.

Capital Market

In 3Q04, the value of TSD's common shares (ON) and preferred shares (PN) increased by 26.9% and 22.5%, respectively, while Bovespa index increased by 9.9%. Throughout this period, the Company's PN shares were traded in 100% of the stock exchange floor sessions, with an average daily financial volume of trades of R$ 376 thousand, compared to R$ 312 thousand in the equal period of 2003.

TSD's Level II ADRs recorded a 29.5% increase in the quarter, in relation to a 3.4% drop in Dow Jones index. The average daily volume of TSD ADRs traded at NYSE during 3Q04 was US$ 72 thousand, compared to US$ 40 thousand in 3Q03.

Subsequent Events

•          On October 08, 2004, the Voluntary Public Tender Offer of Shares (VTO) for acquisition of the common shares (ON) and preferred shares (PN) of Tele Sudeste Participações S/A (Tele Sudeste) by Brasilcel N.V. (Offeror) was concluded. The volume of shares offered at the auction of the VTO exceeded the maximum number to be acquired by the Offeror (12,699,707,000). As a result of this fact, each PN shareholder who adhered to the VTO received, by reason of the apportionment, for each offered share, 0.6284 preferred shares issued by TSD and acquired by the Offeror. In relation to the common shares, due to the number of shares offered (6,191,329,955) was less than the maximum limit (7,332,479,000), no apportionment occurred. After the VTO, Brasilcel and parties related thereto, either directly or indirectly, held 91.74% of the common shares and 90.27% of the preferred shares of TSD, representing an interest of 90.89% held by the Offeror in TSD's capital stock.

•          VIVO signed an agreement with CTBC, the Algar Group's operator, that will enable it to offer its customers digital roaming based on CDMA 1x technology in 40 cities located in the southern part of the state of Minas Gerais and northern part of the state of São Paulo.

Further information about the above mentioned operations may be obtained from our web site: www.vivo.com.br/ir

Social Responsibility

•           "VIVO Voluntário" program was launched on October 4, with the support of VIVO Institute, which program is intended for stimulating solidarity and integrating employees, in order to thus disseminate Social Responsibility concepts and practices.

The Institute has intensified its actions, including, without limitation, the opening in last July, of a new facilities intended for art therapy and leisure activities at Casa Maria de Magdala, in Niterói (State of Rio de Janeiro), which shelters HIV adult and children patients and also provides support to 150 families of the Sapê Community. Said area was built out of funds collected from an action carried out by VIVO towards standardizing the disposal of batteries of the Radio-Base Stations, by forwarding them to recycling and donating the amount to social projects.

Prizes

•         VIVO was awarded "Top RH 2004" in August by Brazilian Association of Sales and Marketing Officers (ADVB), in recognition of its efforts to provide better treatment to its coworkers, particularly in relation to health care.

•         VIVO brand was also awarded in September two of the most important prizes in the United Kingdom and the one that mostly attracts the attention in the business world: "Design Effectiveness Award: Brand Identity Over £100000" and "UK Trade & Investment Award", granted by DBA – Design Business Association.

Enclosed tables:

Table 1: Consolidated Income Statements of TSD

Table 2: Consolidated Balance Sheets of TSD.

VIVO – Investor Relations
Charles E. Allen Ana Beatriz Batalha Reinaldo A. Araújo Antonio Sergio M. Botega	Carlos Alberto B. Lazar Maria Carolina de F. Gonçalves Maria Ednéia Pinto
Telefone: +55 11 5105-1172 Email: ir@vivo.com.br Information available from the website: http://www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

TABLE 2: CONSOLIDATED BALANCE SHEET

R$ million

ASSETS	Sept-30-04	Jun-30-04
Current Assets	**1,324.4**	**1,305.3**
Cash and cash equivalents	370.7	337.9
Net accounts receivable	373.0	394.9
Inventory	101.8	90.2
Deferred and recoverable taxes	360.6	348.4
Derivatives transactions	3.9	3.6
Other current assets	114.4	130.3
Long Term Assets	**208.5**	**215.5**
Derivatives transactions	1.0	7.5
Deferred and recoverable taxes	185.0	186.3
Other long term assets	22.5	21.7
Permanent Assets	**1,224.2**	**1,222.0**
Investment	0.4	0.4
Plant, property and equipment	1,223.2	1,221.0
Deferred assets	0.6	0.6
Total Assets	**2,757.1**	**2,742.8**
LIABILITIES		
Current Liabilities	**727.3**	**694.4**
Suppliers and Consignment	431.6	389.2
Taxes, fees and contributions	58.1	46.2
Loans and financing	50.8	87.5
Contingencies provision	61.7	57.6
Derivatives transactions	10.7	2.4
Other current liabilities	114.4	111.5
Long Term Liabilities	**41.7**	**81.6**
Loans and financing	19.5	52.3
Contingencies provision	20.9	28.3
Derivatives transactions	0.3	0.0
Other long term liabilities	1.0	1.0
Shareholder's Equity	**1,988.0**	**1,966.7**
Funds for capitalization	**0.1**	**0.1**
Total Liabilities	**2,757.1**	**2,742.8**

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure

EBIT – Earnings before interest and taxes.

EBITDA – Earnings result before interest. taxes. depreciation and amortization.

PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.

NE – Shareholders' Equity

Current Capital (Short-term capital) = Current assets – Current liabilities

Working capital = Current Capital – Net Debt

Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions

Net Debt / EBITDA – Index which evaluates the Company's ability to pay its debt with the generation of operating cash within a one-year period.

Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company's financial leverage.

Operating Cash Flow = EBITDA – CAPEX.

EBITDA Margin = EBITDA / Net Operating Revenue.

Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions

Technology and Services

1XRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1X technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.

CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second

CDMA – (Code Division Multiple Access) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.

CSP – Carrier Selection Code

SMP – Personal Mobile Services

SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.

WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers' handsets. WAP supports a specific language (WML) and specific applications (WML script).

ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1XRTT technology.

Operating indicators:

ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period

Postpaid ARPU – ARPU of postpaid service users.

Prepaid ARPU – ARPU of prepaid service users

Customers – Number of wireless lines in service.

MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period

Postpaid MOU – MOU of postpaid service users.

Prepaid MOU – MOU of prepaid service users

SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.

VC1 – Local calls

VC2 – Calls outside the area code and inside the State

VC3 – Calls outside the State

Gross additions – Total of customers acquired in the period.

Net additions = Gross Additions – number of customers disconnected

Blended ARPU – ARPU of the total customer base (contract + prepaid)

Churn rate = percentage of the disconnections from customer base during the period percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2)

Market share = Company's total number of customers / number of customers in its operating area

Market share of net additions: participation of estimated net additions in the operating area.

Market penetration = Company's total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company's operating area

Productivity = number of customers / permanent employees

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 01, 2004

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.